SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For January 10, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F   X              Form 40-F
                           --------                  ---------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                        No        X
                           --------                 ---------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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FOR IMMEDIATE RELEASE

                CNOOC Limited Expects Another Solid Year Ahead

(Hong Kong, January 10, 2003) - CNOOC Limited (NYSE: CEO, SEHK: 883, "CNOOC" and the "Company") today announced its business strategy and development plan for 2003.

"Our 2003 core strategy remains unchanged. We will continue to focus on growing production, adding reserves through exploration and opportunistic acquisitions, producing solid returns and developing natural gas business" said Mr. Wei Liucheng, Chairman and Chief Executive Officer.

CNOOC's target net production volume in 2003 is 134 - 138 million BOE (barrels of oil equivalent), another healthy increase after a historic production growth in 2002. Two major development projects are scheduled to be on stream in year 2003. The Indonesian assets are expected to continue to deliver.

In addition to active exploration efforts offshore China, the Company is also looking for opportunities to add reserves from acquisitions. Acquisitions of equity interests in NWS and Tangguh projects will provide visible natural gas reserves additions to CNOOC in 2003.

Natural gas (including LNG) will continue to be one of CNOOC's core business priorities and is the key for the Company's future growth. Acquisitions of equity interests in NWS and Tangguh projects, which will supply China's two pioneer LNG terminals, can certainly enhance CNOOC's dominance in coastal China gas market.

The Company's total exploration and development capital expenditure in 2003 is estimated to be US$1,400 - 1,550 million. PSC partners are expected to invest additional US$150 - 250 million in exploration offshore China.

CNOOC will continue to optimize financial performance by maintaining cost competitiveness and financial prudence, improving capital structure and increasing returns. "In 2003, we will take advantages of favorable market conditions to improve the Company's capital structure and increase returns," commented Mark Qiu, Chief Financial Officer and Senior Vice President.

In 2003, a total of 12 development projects are expected to be under active construction. "We expect a stable growth in year 2003. We have a full investment pipeline to support profitable growth and maintain the sustainability of our business," commented Mr. Zhou Shouwei, President of the Company.

End

Notes to Editors:

CNOOC LIMITED - BACKGROUND
Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2001, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 261,379 BOE per day.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai



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Bay, Western South China Sea, Eastern South China Sea and East China Sea. The
Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:
Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn
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Ms Anne Lui/ Ms. Zelda Yung/Ms. Maggie Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8028/3141-8063
Fax: 852-2510-8199
E-mail:  anne.lui@knprhk.com
         -------------------
         Zelda.yung@knprhk.com
         ---------------------
         maggie.chan@knprhk.com
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                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                 CNOOC Limited


                                 By:  /s/ Cao Yunshi
                                      -------------------------
                                      Name: Cao Yunshi
                                      Title:  Company Secretary

Dated: January 10, 2003